Mail Stop 4561
Via Fax (408) 608-1750

February 6, 2009

Jonathan Chadwick
Senior Vice President, Corporate Controller and
Principal Accounting Officer
Cisco Systems, Inc.
170 West Tasman Drive
San Jose, CA 95134

      Re: **Cisco Systems, Inc.**
             Form 10-K for the Fiscal Year Ended July 26, 2008
             Filed on September 15, 2008
             Form 10-Q for the Quarter Ended October 25, 2008
             File No. 000-23354

Dear Mr. Chadwick:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                    Sincerely,

                    Kathleen Collins
                    Accounting Branch Chief